Exhibit 99.1

Cenovus delivers strong third-quarter operating results

Company generates free funds flow, reduces net debt

Calgary, Alberta (October 29, 2020) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) continued to deliver strong operational performance and further improved its financial resilience in the third quarter by remaining committed to disciplined capital investment, cost leadership and leveraging the flexibility of its assets and marketing strategy to generate positive free funds flow. The company took advantage of the higher commodity prices by ramping up production from its oil sands assets and selling barrels stored in the preceding quarter. Higher crude oil prices and increased sales volumes allowed the company to achieve free funds flow for the third quarter of $266 million, which contributed to a reduction in net debt to $7.5 billion at the end of the period.

“The third quarter clearly demonstrated the strength and reliability of our operations and our ability to effectively manage production and sales by storing barrels when prices declined and then capitalizing on a price recovery to optimize returns,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “We continue to find ways to optimize our cost structure, expand our market access, and strengthen the balance sheet. We believe the proposed transaction with Husky Energy, announced earlier this week, will address these priorities, positioning us to come through this period more resilient, with increased and stable free funds flow, supporting accelerated deleveraging and returns to shareholders.”

Financial & production summary
(for the period ended September 30)	2020 Q3	2019 Q3
Financial ($ millions, except per share amounts)			% change
Cash from (used in) operating activities	732	834	-12
Adjusted funds flow[1,2]	414	928	-55
Per share diluted	0.34	0.76
Free funds flow[1,2]	266	634	-58
Operating earnings (loss)[1]	-452	284
Per share diluted	-0.37	0.23
Net earnings (loss)	-194	187
Per share diluted	-0.16	0.15
Capital investment	148	294	-50
			% change
Production[3] (before royalties)
Oil sands (bbls/d)	385,937	354,595	9
Conventional liquids[3,4] (bbls/d)	25,851	26,104	-1
Total liquids[3,4] (bbls/d)	411,788	380,699	8
Total natural gas (MMcf/d)	360	407	-12
Total production[4] (BOE/d)	471,799	448,496	5

[1] Adjusted funds flow, free funds flow and operating earnings/loss are non-GAAP measures. See Advisory.

[2] The prior period has been reclassified to conform with the current period treatment of non-cash inventory write-downs.

[3] Includes oil and natural gas liquids (NGLs).

[4] Cenovus’s Deep Basin segment has been renamed the Conventional segment and now includes the company’s Marten

Hills asset. For a description of Cenovus’s operations, refer to the Reportable Segments section of Management's

Discussion and Analysis.

Cenovus Husky transaction

Cenovus’s planned transaction with Husky Energy Inc. will create a resilient integrated Canadian energy leader with an advantaged upstream and downstream portfolio that is expected to provide enhanced free funds flow generation and superior return opportunities for investors.

The companies are advancing the arrangement process, with regulatory filings being prepared and filed. The Joint Management Information Circular is being prepared for expected distribution by mid-November and key members of the combined integration teams have been identified.

“Teams from both Cenovus and Husky are moving the process along so that we can be in a position to implement the vision of the new company as soon as possible,” said Pourbaix, who will lead the combined entity as President & Chief Executive Officer following a closing anticipated in the first quarter of 2021. “We’re very excited about the opportunities that the combination of our two companies creates for all of our stakeholders.”

Business flexibility and financial discipline

In the third quarter of 2020, Cenovus increased crude oil production at its oil sands facilities and overall sales in response to higher commodity prices while remaining focused on maintaining its low operating and capital cost structure and deleveraging its balance sheet. The company was able to use the flexibility of its oil sands assets and available production curtailment credits to increase output above the Alberta government’s mandatory limits. Cenovus achieved average oil sands production of almost 386,000 barrels per day (bbls/d) in the third quarter, up from 373,000 bbls/d in the previous quarter and a 9% increase from the same period a year earlier.

The company also employed its suite of transportation and storage assets to capture increased value from the higher prices. During the quarter, Cenovus sold crude oil inventory built up from April to June when crude oil prices were significantly lower. The average benchmark price for Western Canadian Select (WCS) crude oil almost doubled to $42.41 per barrel (bbl) in the third quarter from $22.42/bbl in the second quarter of 2020 and significantly higher than the April benchmark price of $4.92/bbl.

These actions combined with continued capital spending and operating cost discipline contributed to significantly improved financial performance during the third quarter compared with the second quarter of this year. Third quarter capital investment in the company’s oil sands and conventional segments was flat compared with the second quarter of 2020 and approximately 50% lower on a year-over-year basis after the company took decisive action earlier this year to respond to lower commodity prices and the rapid weakening of the business environment.

“Our people in the field have done an excellent job of maintaining strong operating performance even as we reduced capital spending due to the lower price environment and the challenges brought on by COVID-19,” said Pourbaix. “Safe and reliable operations will continue to be a priority, along with a commitment to finding ways of further reducing our overall costs to help us maintain our competitive advantage and remain an attractive long-term investment.”

Third-quarter financial results

Cenovus recorded cash from operating activities of $732 million in the third quarter compared with $834 million of cash used in operating activities in the second quarter of 2020. The company generated third-quarter adjusted funds flows of $414 million and free funds flow of $266 million driven by the recovery in benchmark commodity prices, the ramp-up of production in the quarter and increased sales of barrels that were stored in the second quarter and were withdrawn from storage and sold as prices recovered.

The company had a third-quarter operating loss of $452 million and a net loss of $194 million compared with operating earnings of $284 million and net earnings of $187 million in the same period in 2019. The operating loss was due to lower cash from operating activities and adjusted funds flow, and higher depreciation, depletion, and amortization that included an impairment charge of $450 million associated with a refinery Cenovus co-owns with the operator, Phillips 66, at Borger, Texas, partially offset by non-operating realized foreign exchange gains of $30 million. The net loss in the third quarter of this year was due to the operating loss, partially offset by unrealized risk management gains of $135 million, non-operating unrealized foreign exchange gains of $152 million compared with losses of $87 million, and a deferred income tax recovery of $177 million compared with a deferred income tax expense of $46 million in the third quarter of 2019. Overall financial results were negatively impacted compared with the third quarter of 2019 largely due to a one-third decline in benchmark crude oil prices driven by the COVID-19 pandemic.

The impairment charge taken on the Borger refinery reflects current market conditions surrounding reduced demand for refined products, and the expectation of continued lower market crack spreads in the market.

At the end of the third quarter, Cenovus’s net debt declined to approximately $7.5 billion from $8.2 billion at the end of the second quarter of 2020, in part due to directing positive free funds flow towards debt repayment. In July 2020, Cenovus issued US$1.0 billion in 5.375% senior unsecured notes due in 2025 with net proceeds used to repay borrowings on the company’s credit facilities.

Response to COVID-19

Earlier this year, Cenovus responded quickly to the COVID-19 pandemic and in the past several months has implemented special protocols and measures to protect the health and safety of its workforce and to ensure the continuity of its business. With these measures now well established, the company recently lifted its mandatory work from home order that had been in place for most staff since mid-March and is now implementing a gradual return to its Calgary office. Cenovus continues to closely monitor the COVID-19 situation and will not compromise on the health and safety of its workers or on its commitment to safe and reliable operations.

Operating highlights

Cenovus’s upstream and refining assets continued to deliver safe and reliable operational performance during the third quarter. Planned maintenance and repair work in the third quarter partially offset production increases at both of the company’s oil sands operations and contributed to lower output at its conventional properties. The work was deferred from earlier in the year due to reduced staffing at our operations as a result of COVID-19.

Health and safety

Cenovus remains focused on delivering industry-leading safety performance through its focus on risk management and asset integrity, delivering very strong results through the first nine months of the year. The company has achieved noteworthy year-over-year improvements in focus areas of Significant Incident Frequency (SIF) and Process Safety Events. The company recorded a Significant Incident Frequency of zero compared with 0.12 in the third quarter of 2019 and no Process Safety Events compared with one in the same period a year earlier. Total Recordable Injury Frequency has largely remained flat compared with the same period in 2019 when Cenovus achieved its best ever performance in this area. These results included significant safety milestones for Drilling Operations as well as Completions and Well Services at our Christina Lake oil sands facility, with both groups achieving one year without a recordable incident during the third quarter. The company’s Conventional operations also continued to deliver strong safety performance, marking a one-year milestone in September since recording a significant process safety event.

Oil sands

For the third quarter, Christina Lake had average production of 220,983 bbls/d, and Foster Creek had average production of 164,954 bbls/d. The company achieved combined oil sands production of 385,937 bbls/d in the third quarter, compared with 354,595 bbls/d in the same period a year earlier. During the third quarter of 2020, Cenovus was able to produce additional barrels of oil, despite curtailment, due to the purchase of low-cost production curtailment credits from other companies.

Oil sands operating margin in the third quarter increased to $638 million from $125 million in the second quarter of 2020 due to higher average realized crude oil sales price and higher sales volumes, partially offset by increased transportation and blending costs and higher royalties. Non-fuel per-unit operating costs in the third quarter declined 5% at Christina Lake and were relatively flat at Foster Creek compared with the same period a year earlier. Overall, third-quarter oil sands per-unit operating costs were $7.53/bbl, up 9% from the same period a year earlier and 2% from the second quarter of 2020. The year-over-year increase in costs was primarily due to higher per-barrel fuel costs as a result of higher natural gas prices, partially offset by increased sales volumes. Transportation costs were lower due to the suspension of the company’s crude-by-rail program in response to unfavourable pricing fundamentals for shipping by rail.

Cenovus’s oil sands facilities continue to operate at industry-leading steam-to-oil ratios (SOR). At Christina Lake, the SOR was 2.1 in the third quarter, in line with both the second quarter of 2020 and the same period a year earlier. The SOR at Foster Creek was 2.7, level with the preceding quarter of 2020 and the third quarter a year earlier.

Conventional

Conventional production averaged approximately 85,862 barrels of oil equivalent per day (BOE/d) in the third quarter, a 9% decrease from the same period in 2019. The year-over-year decrease was due to natural declines from limited capital investment and increased downtime due to a planned turnaround at a non-operated natural gas plant, partially offset by the addition of Marten Hills heavy oil production starting in 2020.

Capital investment in the company’s Conventional segment is forecast to range between $75 million and $85 million for full-year 2020. This includes an incremental $30 million of capital investment in the fourth quarter, relative to Deep Basin guidance, for a two-rig drilling program targeting low-risk, high-return development wells near natural gas plants owned and operated by Cenovus to take advantage of an expected strengthening in commodity prices during the winter heating season. We continue to take a disciplined approach to the development of our Conventional assets.

Total conventional operating costs increased 5% to $81 million in the third quarter of 2020 compared with the same period in the previous year and remained flat relative to the second quarter of 2020. Per-barrel operating costs averaged $9.55/BOE compared with $8.21/BOE in the third quarter of 2019 due to lower sales volumes, increased costs for planned repairs and maintenance related to turnaround activities and higher third-party processing fees.

Full-year guidance dated April 1, 2020 is available on our website at cenovus.com.

Refining and marketing

Cenovus’s Wood River, Illinois and Borger refineries, which are co-owned with the operator, Phillips 66, maintained safe and reliable performance in the third quarter of 2020. Crude oil runs at both refineries were reduced in response to the economic slowdown due to COVID-19. Crude runs averaged 382,000 bbls/d in the third quarter, an increase of 18% from the second quarter of 2020 and 18% lower from the same period in 2019.

Cenovus had a refining and marketing operating margin shortfall of $74 million in the third quarter compared with positive operating margin of $126 million in the same period of 2019, primarily due to reduced market crack spreads, lower crude oil runs and crude advantage, partially offset by lower operating costs.

Cenovus’s refining operating margin is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, operating margin from refining and marketing would have been $39 million lower in the third quarter, compared with $8 million lower in the same period in 2019.

Sustainability

Cenovus is committed to maintaining world-class safety performance and environmental, social and governance (ESG) leadership, including robust ESG disclosure. The company will continue earning its position as a global energy supplier of choice by advancing clean technology and reducing emissions intensity, including maintaining its ambition of achieving net zero emissions by 2050. Advancing environmental stewardship and maintaining strong local community relationships, with a focus on Indigenous economic reconciliation, will continue to be a priority for the company following the close of the Husky transaction. Leading safety practices, strong governance and advancing diversity and inclusion will remain central to the company’s ESG commitments.

“Striking the right balance among environmental, economic and social considerations is core to our strategy of creating long-term value and business resilience for our company,” said Pourbaix. “We will demonstrate ongoing leadership through our support of local communities, caring for the environment and emissions reduction efforts to support the transition to a low-carbon energy future.”

The targets Cenovus released earlier this year for its key ESG focus areas involved a robust process to ensure alignment with the company’s business plan and strategy. The company remains committed to pursuing meaningful, measurable ESG targets and will undertake a thorough analysis of the most meaningful targets to pursue for its expanded portfolio. Once that work is complete in 2021 and approved by the Board, the new targets and plans to achieve them will be disclosed.

Conference Call Today

9 a.m. Mountain Time (11 a.m. Eastern Time)

Cenovus will host a conference call today, October 29, 2020, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. A live audio webcast of the conference call will also be available via cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY

Basis of Presentation

Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Barrels of Oil Equivalent

Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Non-GAAP Measures and Additional Subtotal

This news release contains references to adjusted earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted funds flow, free funds flow, operating earnings (loss) and net debt, which are non-GAAP measures, and operating margin, which is an additional subtotal found in Note 1 of Cenovus's Interim Consolidated Financial Statements for the period ended September 30, 2020 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com). These measures do not have a standardized meaning as prescribed by IFRS. Readers should not consider these measures in isolation or as a substitute for analysis of the company's results as reported under IFRS. These measures are defined differently by different companies and therefore are not comparable to similar measures presented by other issuers. For definitions, as well as reconciliations to GAAP measures, and more information on these and other non-GAAP measures and additional subtotals, refer to “Non-GAAP Measures and Additional Subtotals” on page 1 of Cenovus's Management's Discussion & Analysis (MD&A) for the period ended September 30, 2020 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com).

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied.

Forward-looking information in this document is identified by words such as “achieve”, “advance”, “aim”, “ambition”, “anticipate”, “believe”, “commitment”, “continue”, “contribute”, “development”, “drive”, “ensure”, “expect”, “focus”, “forecast”, “goal”, “guidance”, “maintain”, “opportunity”, “plan”, “position”, “potential”, “priority”, “protect”, “realize”, “target” and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: our expectations regarding the volatility of commodity prices and our ability to withstand an extended period of low oil prices; the timing of distribution of the Joint Management Information Circular and completion of the plan of arrangement with Husky Energy Inc. (the “Husky Transaction”); the timing and anticipated receipt of required regulatory, court and securityholder approvals for the Husky Transaction and other customary closing conditions; anticipated benefits of the Husky Transaction; our ability to generate shareholder returns; the robust performance of our assets; finding ways to further reduce our overall costs; maintaining our low operating and capital cost structure and deleveraging our balance sheet to maintain our competitive advantage and remain an attractive investment; maintaining our priority of safe and reliable operations; delivering industry-leading safety performance through our focus on risk management and asset integrity; maintaining world-class ESG leadership and disclosure; maintaining our ambition of achieving net zero emissions by 2050; disclosing new ESG targets and priorities and plans to achieve them for our expanded portfolio; monitoring the COVID-19 situation and not compromising the health and safety of our workers; forecast capital investment in our Conventional segment; and maintaining a disciplined approach to development of our Conventional segment.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which our forward-looking information is based include, but are not limited to: forecast oil and natural gas, natural gas liquids, condensate and refined products prices, light-heavy crude oil price differentials and other assumptions identified in Cenovus’s 2020 guidance (dated April 1, 2020), available at cenovus.com; the satisfaction of the conditions to closing of the Husky Transaction in a timely manner and complete the arrangement on the expected terms; the combined company's ability to successfully integrate the businesses of Cenovus and Husky; access to sufficient capital to pursue any development plans associated with full ownership of Husky; the combined company's ability to issue securities; the impacts the Husky Transaction may have on the current credit ratings of Cenovus and Husky and the credit rating of the combined company following closing; our ability to achieve our ambition of net zero emissions by 2050; our ability to set new ESG targets for our expanded portfolio; global demand for refined products will resume and prices will rise; continued access to short-term capital such as credit and demand facilities; continued impact of measures implemented to enhance the company’s resilience; applicable royalty regimes, including expected royalty rates; future improvements in availability of product transportation capacity; increase to our share price and market capitalization over the long term; future or continued narrowing of crude oil differentials; the ability of our refining capacity, dynamic storage, existing pipeline commitments and financial hedge transactions to partially mitigate a portion of our WCS crude oil volumes against wider differentials; our ability to adjust production while maintaining reservoir integrity; availability of new ways to get our products to new customers; opportunities to work with industry partners to find innovative market-based solutions aimed at refining more Canadian oil in Canada; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; accounting estimates and judgments; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects, development programs or stages thereof; our ability to generate sufficient liquidity to meet our current and future obligations; our ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; our ability to develop, access and implement all technology and equipment necessary to achieve expected future results, and that such results are realized.

2020 guidance, dated April 1, 2020, assumes: Brent prices of US$39.00/bbl, WTI prices of US$34.00/bbl; WCS prices of US$18.50/bbl; Differential WTI-WCS of US$15.50/bbl; AECO natural gas prices of $2.00/Mcf; Chicago 3-2-1 crack spread of US$8.30/bbl; and an exchange rate of $0.70 US$/C$.

The risk factors and uncertainties that could cause our actual results to differ materially include, but are not limited to: volatility of and other assumptions regarding commodity prices, including the extent to which COVID-19 impacts the global economy and harms commodity prices; the satisfaction of the conditions to closing of the Husky Transaction in a timely manner and complete the arrangement on the expected terms; our ability to successfully integrate the businesses of Cenovus and Husky; access to sufficient capital to pursue any development plans associated with full ownership of Husky; our ability to issue securities after the Husky Transaction closes; the impacts the transaction may have on the current credit ratings of Cenovus and Husky and the credit rating of the company following closing; our ability to achieve our ambition of net zero emissions by 2050; our ability to set new ESG targets for our expanded portfolio; the extent to which COVID-19 and fluctuations in commodity prices associated with COVID-19 impacts our business, results of operations and financial condition, all of which will depend on future developments that are highly uncertain and difficult to predict, including, but not limited to, the duration and spread of the pandemic, its severity, the actions taken to contain COVID-19 or treat its impact and how quickly economic activity normalizes; a resurgence in cases of COVID-19, which has occurred in certain locations and the possibility of which in other locations remains high and creates ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses; the success of our COVID-19 protocols and safety measures to protect workers; maintaining sufficient liquidity to sustain operations through a prolonged market downturn; the duration of the market downturn; excessive widening of the WTI-WCS differential; unexpected consequences related to the Government of Alberta’s mandatory production curtailment; the effectiveness of our risk management program; the accuracy of cost estimates regarding commodity prices, currency and interest rates; product supply and demand; accuracy of our share price and market capitalization assumptions; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks, exposure to counterparties and partners, including ability and willingness of such parties to satisfy contractual obligations in a timely manner; our ability to maintain desirable ratios of net debt to adjusted EBITDA as well as debt to capitalization; our ability to access various sources of debt and equity capital, generally, and on terms acceptable to us; our ability to finance sustaining capital expenditures; changes in credit ratings applicable to us or any of our securities; accuracy of our reserves, future production and future net revenue estimates; accuracy of our accounting estimates and judgments; our ability to replace and expand oil and gas reserves; potential requirements under applicable accounting standards for impairment or reversal of estimated recoverable amounts of some or all of our assets or goodwill from time to time; our ability to maintain our relationships with our partners and to successfully manage and operate our integrated business; reliability of our assets including in order to meet production targets; our ability to access or implement some or all of the technology necessary to efficiently and effectively operate our assets and achieve expected future results; unexpected cost increases or potential disruption or unexpected technical difficulties in developing new products and manufacturing processes and in constructing or modifying manufacturing or refining facilities; refining and marketing margins; cost escalations; potential failure of products to achieve or maintain acceptance in the market; risks associated with fossil fuel industry reputation and litigation related thereto; unexpected difficulties in producing, transporting or refining of bitumen and/or crude oil into petroleum and chemical products; risks associated with technology and equipment and its application to our business, including potential cyberattacks; risks associated with climate change and our assumptions relating thereto; our ability to secure adequate and cost effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, including to address any gaps caused by constraints in the pipeline system or storage capacity; possible failure to obtain and retain qualified staff and equipment in a timely and cost efficient manner; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; changes in general economic, market and business conditions; the impact of production agreements among OPEC and non-OPEC members; the political and economic conditions in the countries in which we operate or which we supply; the occurrence of unexpected events, such as pandemics, fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events, and the instability resulting therefrom; and risks associated with existing and potential future lawsuits, shareholder proposals and regulatory actions against us.

Statements relating to “reserves” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. For a full discussion of Cenovus’s material risk factors, refer to “Risk Management and Risk Factors” in the Corporation’s annual 2019 MD&A and the MD&A for the period ended September 30, 2020, and to the risk factors described in other documents Cenovus files from time to time with securities regulatory authorities in Canada, available on SEDAR at sedar.com, and with the U.S. Securities and Exchange Commission on EDGAR at sec.gov, and on the Corporation’s website at cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by sustainably developing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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